Mail Stop 3561

April 5, 2010

By Facsimile and U.S. Mail

Mr. Claudio Galeazzi
Chief Executive Officer
Companhia Brasileira de Distribuicao S.A.
Avenida Brigadeiro Luiz Antonio, no. 3,142
01402-901 Sao Paulo, SP, Brazil

> **Re:** **Companhia Brasileira de Distribuicao S.A.**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 23, 2009**
> **File No. 001-14626**

Dear Mr. Galeazzi:

We have completed our review of your Annual Report on Form 20-F for the fiscal year ended December 31, 2008 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: CT Corporation, Agent for Service of Process in the United States
Fabiana Yoshie Sakai, Shearman & Sterling LLP